AVINO SILVER & GOLD MINES LTD. Consolidated Financial Statements For the Years Ended January 31, 2007, 2006 and 2005

AUDITORS’ REPORT

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheet of Avino Silver & Gold Mines Ltd. as at January 31, 2007, and the consolidated statements of operations and deficit, and cash flows for the year ended January 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2007 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The balance sheet figures as at January 31, 2006 and the statements of operations and deficit, and cash flows for the years ended January 31, 2006 and 2005 were audited by another firm of chartered accountants, which expressed an opinion without reservation on those financial statements in their report dated May 31, 2006.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

COMMENTS BY AUDITORS ON CANADA AND UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (U.S.) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (U.S.), our report to the shareholders dated May 7, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor’s report when these are adequately disclosed in the financial statements.

MANNING ELLIOTT LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 7, 2007

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
As at January 31, 2007 and 2006
(Expressed in Canadian Dollars)

	2007	2006

ASSETS

Current
Cash and cash equivalents	$11,045,106	$3,067,011
Interest receivable	38,179	–
Taxes recoverable	96,674	35,009
Prepaid expenses and amounts receivable	54,042	13,544

	11,234,001	3,115,564

Property, Plant and Equipment (Note 4)	1,015,228	2,611
Reclamation Bonds	5,500	3,000
Mineral Properties (Note 5)	10,764,455	486,900
Advances to Related Companies (Note 14 (a))	65,770	83,000
Investments in Related Companies (Note 6)	210,085	210,085

	$23,295,039	$3,901,160

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,311,560	$62,700
Due to related parties (Note 14(b))	141,524	181,418

	1,453,084	244,118

Future Income Tax Liability (Note 13)	2,335,999	–

Commitment towards equity loss in Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	–	342,596

	3,789,083	586,714

SHAREHOLDERS' EQUITY

Share Subscriptions Received in Advance	–	247,730
Share Capital (Note 9(a))	33,112,072	19,264,265
Shares Issued For Proceeds Receivable	(5,940)	(56,732)
Contributed Surplus (Note 10)	7,259,879	1,070,699
Treasury Shares (14,180 shares, at cost)	(101,869)	(101,869)
Deficit	(20,758,186)	(17,109,647)

	19,505,956	3,314,446

	$23,295,039	$3,901,160

NATURE AND CONTINUANCE OF OPERATIONS – NOTE 1
CONTINGENT LIABILITY AND COMMITMENTS – NOTES 18 AND 19

 Approved by the Board of Directors:

“Louis Wolfin”                      Director                                                                           “David Wolfin”                  Director

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Deficit
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005

Revenue	$–	$–	$–

Operating and Administrative Expenses
Amortization	2,677	980	1,210
General exploration	106,899	–	–
Interest	–	–	65
Management fees	87,000	60,000	60,000
Office and miscellaneous	146,348	119,864	96,409
Professional fees	127,441	141,005	34,993
Regulatory and compliance fees	34,416	21,690	39,463
Salaries and benefits	87,813	73,529	69,310
Shareholder and investor relations (Note 11)	464,806	197,330	59,044
Stock-based compensation (Note 12)	2,860,603	725,125	81,540
Travel and entertainment	96,731	77,274	64,005
	4,014,734	1,416,797	506,039
	(4,014,734)	(1,416,797)	(506,039)

Other income (expenses)
Interest income	430,231	46,073	41,999
Foreign exchange gain (loss)	(30,455)	9	29
Write-down of investment in related company	–	(217,000)	–
Write-down of mineral property	–	(103,242)	–
Site assessment costs for Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	–	(355,921)	(391,899)
Equity losses in Cia Minera Mexicana de Avino, S.A. de C.V (Note 8)	(33,581)	(342,596)	–

LOSS BEFORE INCOME TAXES	(3,648,539)	(2,389,474)	(855,910)

Future income tax benefit recognized on renouncement of Canadian exploration expenditures (Note 13)	–	19,750	41,200
NET LOSS FOR THE YEAR	(3,648,539)	(2,369,724)	(814,710)
DEFICIT, beginning of year	(17,109,647)	(14,739,923)	(13,925,213)
DEFICIT, end of year	$(20,758,186)	$(17,109,647)	$(14,739,923)
BASIC AND DILUTED LOSS PER SHARE	$(0.20)	$(0.22)	$(0.08)
BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,385,007	10,965,718	10,410,379

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
Years Ended January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007	2006	2005

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the year	$(3,648,539)	$(2,369,724)	$(814,710)
Adjustments for non-cash items:
Amortization	2,677	980	1,210
Stock-based compensation	2,860,603	725,125	81,540
Fair value of options issued for investor relations services	195,600	103,981	–
Write-down of investment in related company	–	217,000	–
Write-down of mineral property interest	–	103,242	–
Equity loss on Cia Minera prior to acquisition of control	33,581	342,596	–
Future income tax benefit recognized on the renouncement of Canadian exploration expenditures	–	(19,750)	(41,200)
	(556,078)	(896,550)	(773,160)

Net change in non-cash working capital (Note 16)	61,750	(91,529)	14,849

	(494,328)	(988,079)	(758,311)

FINANCING ACTIVITIES
Share subscriptions received in advance	–	247,730	–
Receipt of share proceeds receivable	56,732	–	–
Shares issued for cash, net	9,511,593	1,748,827	435,789
	9,568,325	1,996,557	435,789

INVESTING ACTIVITIES
Reclamation bonds	(2,500)	(3,000)	–
Property, plant and equipment purchases	(18,331)	(768)	–
Mineral property exploration expenditures	(777,586)	(273,234)	(91,400)
Advances to a related party	–	52,000	(135,000)
Advances to Cia Minera prior to acquisition of control	(297,485)	–	–
	(1,095,902)	(225,002)	(226,400)
Increase (decrease) in cash and cash equivalents	7,978,095	783,476	(548,922)
CASH AND CASH EQUIVALENTS, beginning of year	3,067,011	2,283,535	2,832,457
CASH AND CASH EQUIVALENTS, end of year	$11,045,106	$3,067,011	$2,283,535

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$16	$–	$65
Income taxes	–	–	–
Non-cash investing activity:
3,164,702 shares issued in acquisition of controlling interest in Cia Minera	7,215,520	–	–

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and Yukon, Canada.

The Company is in the exploration stage with its mineral properties and has not yet determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s legal interest in mineral claims, obtaining further financing for exploration of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will likely be required to raise new financing through the sale of shares to continue with the exploration for and development of its mineral properties. Management intends to secure additional financing through the issuance of common stock. However, there can be no assurance that management will be successful in its efforts to secure additional financing through the issuance of common stock, or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a consolidated basis and include the accounts of the Company and its Mexican subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation. The Company’s Mexican subsidiaries are the wholly-owned Oniva Silver and Gold Mines S.A., Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has direct ownership of 76.88%, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 50% direct ownership and an additional 49.75% of Cia Minera is held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 3) and prior to the acquisition of control the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company’s original investment in Cia Minera was initially recorded at cost, and subsequently adjusted to reflect the Company’s share of earnings or loss in Cia Minera.

These consolidated financial statements include the operations of Promotora and Cia Minera subsidiaries on a consolidated basis beginning on July 17, 2006 and cover the period ending on December 31, 2006, which is a different period end date than the Company’s fiscal year-end, since the subsidiaries prepare annual financial statements following Mexican law requiring a December 31 year-end.

ii)	Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less on the date of purchase to be cash equivalents.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

iii)	Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the useful lives of the assets on the declining balance basis at the following rates:

Office equipment, furniture and fixtures                                                                  20%
Computer equipment                                                                                                  30%
Mine mill, machinery and plant                                                                                 12%
Mine facilities and equipment                                                                                   6% to 10%

The mine mill, machinery and plant were acquired on July 17, 2006 (see Note 3) and are not in active use, as the Company is in the process of evaluating the re-activation of the mine. Accordingly, the mine mill, machinery and plant are considered to be under reconstruction and no amortization is recorded on these assets during the 2007 year-end.

iv)	Mineral properties

Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include cash consideration and the fair market value of common shares issued for mineral property interests based on the trading price of the shares. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Once commercial production has commenced, the net costs of the applicable property will be charged to operations using the unit-of-production method based on estimated reserves. On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration work that is warranted in the future.

Impairment may occur in the carrying value of mineral properties when one of the following conditions exists:

(a)   the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

(b)   exploration results are not promising and no more work is being planned in the foreseeable future on the property; or

(c)   the remaining lease terms for the property are insufficient to conduct necessary studies or exploration work.

Once impairment has been determined then a portion of the carrying value will be written-down to net realizable value. Amounts shown for mineral properties reflect costs incurred to date, less write-downs, and are not intended to reflect present or future values.

v)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for using equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in operations. The investment is initially recorded at cost and increased or decreased for the Company’s share of income or loss respectively. In those instances where the Company’s share in the investee’s cumulative net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses as a liability only if it has determined that it has ongoing obligations or commitments towards the investee. In those circumstances where the Company has no ongoing obligations or commitments to support the investee, the Company records cumulative losses only to the extent of the carrying amount of the investment.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

v)             Investments (continued)

Investments in the shares of companies over which Avino does not have control or exercises significant influence are accounted for at cost. These investments are written down when there is a decline in value that is considered other than temporary.

vi)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Mexican foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

vii)	Financial instruments

(a)   Fair values

The carrying values of cash and cash equivalents, amounts receivable, accounts payable, and amounts due from (to) related companies and related parties approximate their fair values due to the immediate or short-term maturity of these financial instruments.

(b)   Interest rate risk

In management’s opinion, the Company is not exposed to significant interest rate risks.

(c)   Foreign exchange currency risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (MXN) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $96,471 (MXN$903,287), amounts receivable denominated in pesos totalling $2,197 (MXN$20,571), taxes recoverable denominated in pesos totalling $89,258 (MXN$835,748), accounts payable denominated in pesos totalling $1,148,505 (MXN$10,753,787).

(d)   Credit risk

The Company's cash and equivalents are primarily held in accounts with Canadian financial institutions, and as at January 31, 2007 cash and cash equivalents substantially exceeds the amounts covered under federal deposit insurance.

viii)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to recoverability or valuation of amounts receivable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

ix)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

The Company follows CICA Emerging Issues Committee Abstract 146 Flow-Through Shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized.

x)	Stock-based compensation

The Company follows CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments. Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital.

xi)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants.

For the years ended January 31, 2007, 2006 and 2005, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

xii)	Site restoration obligations

The Company recognizes the fair value of its liability for asset retirement obligations, including site restoration costs in the year in which such liabilities are incurred and can be estimated. Upon recognition of an asset retirement obligation, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs to be $nil as at January 31, 2007 (2006 - $nil) as significant disturbance of sites giving rise to restoration obligations had not yet occurred.

xiii)	Long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties is assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

NOTE 3 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On July 17, 2006 the Company acquired control of Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company’s pre-existing 49% share of Cia Minera, brought the Company’s ownership interest in Cia Minera to 88.25%. The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V. (“Promotora”) which in turn owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 5).

The July 17, 2006 acquisition was accomplished by a share exchange by which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above does not include a 1% interest acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate.

The cost of the acquisition of Cia Minera was comprised as follows:

Issuance of 3,164,702 shares issued as consideration	$7,215,521
Direct acquisition costs	24,705
Cash advances to Cia Minera prior to July 17, 2006	297,485
Assumption of equity based commitment made prior to July 17, 2006	(376,177)

$7,161,534

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 3 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (continued)

The cost of Cia Minera was allocated to the estimated fair values of the assets acquired and liabilities assumed as at July 17, 2006 as follows:

Cash	$21,154
Taxes and other amounts recoverable	27,977
Mine mill and processing plant	934,654
Mine facilities, machinery and equipment	62,310
Mineral properties	9,525,575
Accounts payable and accrued liabilities	(864,816)
Future income tax liability	(2,335,999)
Taxes payable	(209,321)

$7,161,534

Prior to the July 17, 2006 acquisition of the additional 39.25% in Cia Minera, the Company accounted for its original 49% interest using the equity method.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Office equipment, furniture and fixtures	$5,512	$3,684	$1,828	$2,611
Computer equipment	19,015	684	18,331	–
Mine mill, machinery and processing plant	934,654	–	934,654	–
Mine facilities and equipment	62,310	1,895	60,415	–

	$1,021,491	$6,263	$1,015,228	$2,611

NOTE 5 - MINERAL PROPERTIES

	Durango Mexico	British Columbia Canada	Yukon Canada	Total
2007

Carrying amounts, beginning of year	$–	$486,900	$1	$486,900

Acquisition costs	9,525,575	–	–	9,525,575

Exploration costs incurred during year:
Assays	–	2,001	–	2,001
Assessment and taxes	–	2,410	–	2,410
Drilling	609,518	14,837	–	624,355
Field supplies and services	–	11,242	–	11,242
Geological	90,712	21,260	–	111,972

Mineral properties, end of year	$10,225,805	$538,650	$1	$10,764,455

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

	Durango Mexico	British Columbia Canada	Yukon Canada	Total

2006

Carrying amounts, beginning of year	$–	$212,258	$103,243	$315,501

Exploration costs incurred during year:
Assays	–	11,158	–	11,158
Assessment and taxes	–	2,965	–	2,965
Drilling	–	193,396	–	193,396
Field supplies and services	–	25,835	–	25,835
Geological	–	35,560	–	35,559
Surface work	–	5,727	–	5,728

Less: write-down	–	–	(103,242)	(103,242)

Mineral properties, end of year	$–	$486,899	$1	$486,900

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the 2007 year-end (see Note 3). The Company’s subsidiary Cia Minera owns 43 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims exists (see Note 18).

The Company’s mineral claims in Mexico are divided into the following three properties:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are five exploration concessions covering 163.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Under a royalty agreement covering three additional mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)          Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 5 - MINERAL PROPERTIES (continued)

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia are divided into the following three properties:

(i)	Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

(ii)	Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. Avino recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(iii)   Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the 2007 year end these original mineral claims and factions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

(c)	Yukon, Canada

In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

NOTE 6 - INVESTMENTS IN RELATED COMPANIES

Investments carried at cost are comprised as follows:
	2007	2006

Bralorne Gold Mines Ltd.	$205,848	$205,848
Levon Resources Ltd.	4,236	4,236
Oniva International Services Corporation	1	1

	$210,085	$210,085

Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $206,021 as at January 31, 2007 (2006 - $324,259). Bralorne is a public company with common directors.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 6 - INVESTMENTS IN RELATED COMPANIES (continued)

Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $21,180 as at January 31, 2007 (2006 - $7,766). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by common directors and management. See Note 19 for disclosure on the Company’s commitment to Oniva.

NOTE 7 - NON-CONTROLLING INTEREST

The Company has an 88.25% interest in its subsidiary Cia Minera, and the remaining 11.75% portion is presented as a non-controlling interest. The non-controlling interest has been recorded as a net obligation to the Company by Cia Minera, net of a valuation allowance, as the owners of the 11.75% minority interest in Cia Minera do not have a demonstrated commitment towards funding Cia Minera’s net losses. Accordingly, the non-controlling portion of Cia Minera operating losses are not recognized as an asset in these financial statements.

The carrying amount of the non-controlling interest is as follows:

Non-controlling interest portion in Cia Minera’s net obligation to the Company on July 17, 2006, the date of acquisition	$111,874
Non-controlling interest in Cia Minera’s net loss since acquisition	20,437
Loss valuation allowance	(132,311)

Non-controlling interest - net carrying amount	$–

NOTE 8 - COMMITMENT AND SITE ASSESSMENT COSTS RELATED TO CIA MINERA

The Company incurred the following site assessment costs in contemplation of its additional 39.25% acquisition of Cia Minera:

	2007	2006	2005

Geological assessment	$–	$133,915	$128,419
Professional fees	–	26,054	22,964
Site overhead and maintenance	–	195,952	240,516

	$–	$355,921	$391,899

Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation to Cia Minera and accordingly did not record its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had a commitment to Cia Minera. Accordingly, it began to recognize in operations its equity interest in the losses of Cia Minera. In fiscal 2006, Avino recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596. During fiscal 2007 the company recorded a further $33,581 of equity losses in Cia Minera, resulting in a total of $376,177 in equity based losses in Cia Minera prior to the acquisition of control on July 17, 2006 (see Note 3).

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

Issued:
	2007		2006
	Shares	Amount	Shares	Amount
Balance, beginning of year	11,962,075	$19,264,265	10,521,775	$17,030,084
Shares issued for cash:
Private placement	5,000,000	10,000,000	–	–
Less value of warrants on private placement transferred to contributed surplus	–	(3,578,383)	–	–
Exercise of stock options	456,700	585,866	249,500	261,175
Exercise of warrants	1,250	3,125	1,190,800	1,544,384
Shares issued for Cia Minera acquisition (Note 3)	3,164,702	7,215,521	–	–
Transferred from contributed surplus on exercise of stock options	–	443,831	–	448,372
Exercise of warrants	–	1,575	–	–
Future income tax liability on issuance of flow-through shares (Note 13)	–	–	–	(19,750)
Share issuance costs	–	(823,728)	–	–

	8,622,652	13,847,807	1,440,300	2,234,181

Balance, end of year	20,584,727	$33,112,072	11,962,075	$19,264,265

Private placement

During the year ended January 31, 2007, the Company completed a private placement of 5,000,000 units at a price of $2.00 per unit, each unit consisted of one common share and one-half of a non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.50 until March 20, 2008. The gross proceeds from the private placement was $10,000,000 and share issuance costs were $823,728 consisting of finders’ fees of $778,795 paid in cash and $44,933 in other costs. Consideration of $3,578,383 was allocated to contributed surplus for the warrants issued under the placement.

(b)	Warrants

	Underlying Shares	Weighted Average Exercise Price

Warrants outstanding, January 31, 2005	2,433,250	$1.44
Exercised	(1,190,800)	$1.30
Expired	(1,242,450)	$1.58

Warrants outstanding, January 31, 2006	–	–
Issued	2,500,000	$2.50
Exercised	(1,250)	$2.50

Warrants outstanding, January 31, 2007	2,498,750	$2.50

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(b)           Warrants (continued)

Details of share purchase warrants outstanding:

Expiry Date	Exercise Price	2007 Warrants Outstanding	2006 Warrants Outstanding

March 20, 2008	$2.50	2,498,750	–

(c)	Stock options

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, January 31, 2005	450,000	$1.01
Granted	642,500	$1.35
Exercised	(249,500)	$1.05
Expired or cancelled	(30,000)	$1.20

Stock options outstanding, January 31, 2006	813,000	$1.31
Granted	1,120,000	$3.85
Exercised	(456,700)	$1.28

Stock options outstanding, January 31, 2007	1,476,300	$3.25

Details of stock options outstanding:

Expiry Date	Exercise Price	2007 Stock Options Outstanding	2006 Stock Options Outstanding

October 21, 2008	$1.20	41,800	233,000
April 5, 2010	$1.35	262,000	510,000
September 26, 2010	$1.35	52,500	70,000
March 15, 2011	$2.72	120,000	–
April 26, 2011	$3.99	1,000,000	–

		1,476,300	813,000

As at January 31, 2007 1,443,800 stock options were exercisable and as at January 31, 2006 798,000 stock options were exercisable.

The Company amended its stock option plan in fiscal 2007, under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 9 - SHARE CAPITAL (continued)

(d)	Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures renounced may be claimed only by the investors of the flow-through common shares.

As at January 31, 2007, the Company has a commitment to incur a further $29,650 in qualifying Canadian exploration expenditures, as defined in the Canadian Income Tax Act, pursuant to which the Company must incur and renounce these qualifying expenditures to the flow-through shareholders.

(e)	Flow-through warrants

Included in the warrants described in Note 9(c) are the following flow-through share purchase warrants as follows:

	Underlying Shares	Weighted Average Exercise Price

Flow-through warrants outstanding, January 31, 2005	170,000	$0.52
Exercised	(170,000)	$0.52

Flow-through warrants outstanding, January 31, 2006 and 2007	–	–

NOTE 10 – CONTRIBUTED SURPLUS

	2007	2006

Balance, beginning of year	$1,070,699	$689,965
Value of stock options granted during the year (Note 12)	2,860,603	725,125
Value of stock options issued for services (Note 11)	195,600	103,981
Value of warrants on private placement (Note 9(a))	3,578,383	–
Value of stock options exercised	(443,831)	(448,372)
Value of warrants exercised	(1,575)	–

Balance, end of year	$7,259,879	$1,070,699

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 11 – SHAREHOLDER AND INVESTOR RELATIONS EXPENSES

The fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest.  During fiscal 2007 investor relations consultants were granted 130,000 stock options ((2006 – 95,000) (2005 – nil)) which are included in the stock options described in Note 9(c), and these options are exercisable at a price of $2.72 (2006 - $1.35) per share. The shareholder and investor relations expense for fiscal 2007 includes $195,600 ((2006 - $103,981) (2005 - $nil)) for the fair value of stock options granted to investor relations consultants. The fiscal 2007 weighted average fair value of these options on date of grant was $1.74 (2006 - $1.33). The fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	2007	2006	2005
Assumptions:
Risk-free interest rate (%)	4.1	3.4	–
Expected dividend yield (%)	–	–	–
Expected option life (years)	4.7	3	–
Expected stock price volatility (%)	90	180	–

NOTE 12 – STOCK-BASED COMPENSATION

In fiscal 2007 the Company granted 990,000 (2006 – 547,500) options having a life of five years and exercisable at a price of $3.99 per share to directors, officers, and employees of the Company. In fiscal 2007 the Company recognized $2,860,603 (2006 - $725,125) in stock-based compensation representing the fair value of these stock options. In the fiscal 2005 year the $81,540 in stock-based compensation expense was recorded for the vesting of stock options granted in fiscal 2004. The fiscal 2007 weighted average fair value of the options on the date of grant was $2.89 ((2006 - $1.33) (2005 - $nil)). The fiscal 2007 fair value of these options were calculated using the Black-Scholes model with following weighted average assumptions:

	2007	2006	2005
Assumptions:
Risk-free interest rate (%)	4.4	3.4	3.0
Expected dividend yield (%)	–	–	–
Expected option life (years)	5	3	5
Expected stock price volatility (%)	91	180	52

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 13 - INCOME TAXES

The components of future income tax provisions including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	2007	2006	2005
Statutory rate	34.12%	34.5%	36%

Income taxes recovered at the Canadian statutory rate	$1,244,882	$817,555	$293,000

Less permanent differences:
Stock-based compensation	(976,038)	(250,169)	(29,400)
Investor relations expense for stock options granted	(66,739)	(35,873)	–
Reduction for effect of lower Mexican tax rates	(10,644)	–	–
Equity based accounting loss for interest in Cia Minera Mexicana de Avino, S.A. de C.V.	(11,458)	(118,200)	–
Other non-tax deductible expenses	(3,373)	–	–

Effect of temporary differences:
Share issuance costs	71,239	–	–
Write-down of investment	–	(74,900)	–
Write-down of mineral property	–	(35,600)	–
Geological exploration expenditures	–	(45,000)	–

Benefit of tax losses not recognized in year
– valuation allowance	(247,869)	(257,813)	(263,600)

Benefit of future income tax asset recognized on renouncement Canadian exploration expenditures to flow-through share investors	–	19,750	41,200

Future income tax recovery recognized in the year	$–	$19,750	$41,200

The approximate tax effects of each type of temporary difference that gives rise to potential future tax assets are as follows:

	2007	2006

Statutory rate	34.12%	34.5%

Non-capital tax losses carried forward	$1,392,852	$1,244,000

Capital tax losses carried forward	251,159	254,000

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	557,738	508,000

Share issuance costs	239,873	30,000

Tax basis of investments in related companies in excess of book value	37,020	37,433

Undeducted capital cost allowance in excess of book value of Canadian equipment	70,862	69,700

Future tax assets	2,549,504	2,143,133

Less: valuation allowance	(2,549,504)	(2,143,133)

Net tax assets	$–	$–

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 13 - INCOME TAXES (continued)

The potential benefit of net operating tax loss carry-forwards and other future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The Company has capital losses of $1,472,210 carried forward and $4,049,022 in non-capital tax losses carried forward available to reduce future taxable income. The capital losses can be carried forward indefinitely unless used. The non-capital tax losses if unused expire as follows:

2008	$351,114
2009	253,336
2010	245,381
2011	904,279
2012	343,690
2016	568,450
2027	799,044
2028	583,728

$4,049,022

In addition, the $2,335,999 future income tax liability presented in these financial statements is due to the difference between the carrying amount and tax basis upon acquisition of the mineral properties, mine plant and equipment in the purchase of Cia Minera (see Note 3).

NOTE 14 - RELATED PARTY TRANSACTIONS AND BALANCES

The balances and transactions with related parties are as follows:

(a)	Advances to related parties:

	2007	2006

ABC Drilling Services Inc. – a subsidiary of Oniva	$64,933	$83,000
Oniva International Services Corp. – a company controlled by a director of Avino	837	–

Advances to related parties	$65,770	$83,000

The advance to ABC Drilling Services Inc. is intended as an exploration advance for future drilling services.

(b)	Amounts due to related parties:

	2007	2006

Directors	$7,500	$-
Frobisher Securities Ltd. – a company controlled by a director of Avino	105	16,710
Bralorne Gold Mines Ltd. – a company with directors and management in common with Avino	–	3,145
Oniva International Services Corp. – a company controlled by a director of Avino	133,919	161,563

	$141,524	$181,418

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 14 - RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	2007	2006	2005

Salaries and benefits	$59,523	$73,529	$59,884
Office and miscellaneous	60,334	89,799	64,262

	$119,857	$163,328	$124,146

(d)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	2007	2006	2005

Intermark Capital Corp. – a company controlled by a director of Avino	$87,000	$60,000	$60,000
Frobisher Securities Ltd.	–	2,000	–
Wear Wolfin Design Ltd. – a company controlled by a director of a related company	30,000	30,000	12,500

	$117,000	$92,000	$72,500

(e)
The Company paid or accrued $53,837 (2006 - $146,092; 2005 - $Nil) to ABC Drilling Services Inc. for drilling services and $6,854 (2006 - $20,433; 2005 - $Nil) to Bralorne Gold Mines Ltd. for exploration services.

(f)	The Company paid or accrued $84,279 (2006 - $Nil; 2005 - $Nil) for investor relations services to National Media Associates, a business significantly influenced by a director of the Company.

All related party transactions are recorded at the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 15 - SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 5.

NOTE 16 - SUPPLEMENTARY CASH FLOW INFORMATION

	2007	2006	2005

Changes in non-cash working capital items:
Interest receivable	$(38,179)	$–	$–
Taxes recoverable	(61,665)	(1,871)	(13,432)
Prepaid expenses	(40,497)	8,804	(10,066)
Advances to related companies	17,230	–	2,884
Accounts payable and accrued liabilities	224,755	(3,235)	19,047
Due to related parties	(39,894)	(95,227)	16,416

Net change in non-cash working capital	$61,750	$(91,529)	$14,849

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 17 - COMPARATIVE FIGURES

Certain fiscal 2005 and 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted for 2007. These reclassifications do not affect the net loss or closing deficit of the comparative figures.

NOTE 18 - CONTINGENT LIABILITY

The Company’s subsidiary Cia Minera leases four core mineral claims in consideration for royalties. The lessor is currently contesting the underlying royalty agreement, and has filed a legal action claiming royalties are owing from prior years in the approximate amount $3,487,223 (denominated in Mexican pesos $32,651,905) plus interest. The Company has accrued $738,302 (denominated in Mexican pesos $6,912,940) on account of the royalties owing. Cia Minera has held the position that it has fully provided for the royalty liability in its accounts and continues to contest the action in court, however, negotiations are being held as both parties are working towards an amicable settlement.

NOTE 19 - COMMITMENTS

The Company entered into a 12 month Investor Relations Agreement with Investor Relations Group Inc., formerly called Investors Relations Services Group John Mullen & Partners (“IRS”), to provide investor relations services in Europe. In consideration for the services rendered, the Company has agreed to pay IRS fees of $2,000 per month plus expenses. The agreement with IRS expires on October 5, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totals $16,000.

The Company entered into a 12 month agreement with National Media Associates ("National Media") to provide financial relations, media relations and public market development services. The Company has agreed to pay National Media US$6,000 per month, and the contract can be terminated after September 15, 2006 upon 30 days' notice by the Company. The agreement with National Media expires on March 15, 2007, and the Company’s commitment under the agreement as at January 31, 2007 totals $10,613 (US$9,000).

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva, which is a related company, are disclosed in Note 14.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at January 31, 2007 the Company is committed to drilling services at an estimated cost of $416,022, which is denominated in U.S. dollars (US$352,800). Management has determined that the Company’s exploration in fiscal 2008 will likely exceed the minimum commitment, thus an amount in excess of the minimum drilling cost will likely be paid in fiscal 2008.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The material differences between Canadian and U.S. GAAP and their effect on the Company’s financial statements are summarized as follows:

	2007	2006

Balance sheets

Total assets under Canadian GAAP	$23,295,039	$3,901,160

Deferred exploration expenditures (iii)	(10,764,455)	(382,896)
Investments (i)	17,116	121,941

Total assets under US GAAP	12,547,700	3,640,205

Total equity under Canadian GAAP	19,505,956	3,314,446

Deferred exploration expenditures (iii)	(10,764,455)	(382,896)
Investments (i)	17,116	121,941

Total equity under US GAAP	$8,758,617	$3,053,491

	2007	2006	2005

Consolidated statements of operations

Loss for year under Canadian GAAP	$(3,684,539)	$(2,369,724)	$(814,710)
Future income tax benefit on renouncement of qualified Canadian exploration expenditures (ii)	–	(19,750)	(41,200)
Exploration expenses (iii)	(10,277,556)	(271,397)	(91,400)
Write-down of investment (i)	–	217,000	–

Net loss for the year under U.S. GAAP (iv)	(13,962,095)	(2,443,871)	(947,310)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	17,116	(146,470)	(797,365)
Net comprehensive income (loss) items	$(13,944,979)	$(2,590,341)	$(1,744,675)
Income (loss) per share under U.S. GAAP (iv)	$(0.76)	$(0.22)	$(0.09)

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2007	2006	2005

Statements of cash flows

Cash flows used in operating activities under Canadian GAAP	$(494,328)	$(988,079)	$(758,311)

Mineral properties expenditures (iii)	(751,981)	(273,234)	(91,400)

Cash flows used in operating activities under US GAAP	(1,246,309)	(1,261,313)	(849,711)

Cash flows (used in) from investing activities	(1,095,902)	(225,002)	(226,400)
Under Canadian GAAP

Mineral properties expenditures (iii)	751,981	273,234	91,400

Cash flows (used in) from investing activities under US GAAP	$(343,921)	$48,232	$(135,000)

i)	Investments

U.S. GAAP requires investments held for sale to be recorded at market. The periodic fluctuation in value is recorded as part of comprehensive income (loss); under U.S. GAAP such fluctuations are not recognized into operations until the shares are sold. Canadian GAAP requires such investments to be recorded at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

ii)	Flow-through shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company’s shares on the date that the flow-through shares are sold.

Under Canadian GAAP, unexpended flow-through funds are not classified as restricted. Under US GAAP, however, unexpended flow-through funds are considered restricted and not part of cash and cash equivalents. As at January 31, 2007 and 2006 the Company had $120,401 of restricted, unexpended flow-through funds (2005 - $258,378).

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

iii)	Mineral properties interests

Canadian GAAP allows for the deferral of the costs of acquisition of mineral property interests and exploration expenditures subject to periodic assessment for impairment.

U.S. GAAP requires that exploration expenditures be charged to operations in the period in which they are incurred. Effective April 30, 2004, U.S. GAAP, in accordance with Emerging Issues Task Force (“EITF”) 04-2, further requires that acquisition costs of mineral property interests be recognized as tangible assets. Prior to the issuance of EITF 04-2, acquisition costs of mineral properties interests were charged to operations in the period in which they were incurred. The adoption of EITF 04-2 is to be applied retroactively with a restatement of prior periods. The Company adopted EITF 04-2 as at February 1, 2005, and, accordingly, restated its mineral properties interest balance under U.S. GAAP from $nil to $204,002 as at January 31, 2005, resulting in an increase of $204,002 to total assets and total equity.

iv)	Loss per share

The weighted average number of common shares used to calculate the loss per share under Canadian GAAP is equal to the weighted average number of common shares under U.S. GAAP.

v)	Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

AVINO SILVER & GOLD MINES LTD.
Notes to Consolidated Financial Statements
January 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

NOTE 20 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

v)     Recent Accounting Pronouncements (continued)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.